UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORP.
(Translation of registrant's name into English)

1781 - 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2
(604) 456-6010
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Form 6-K Report is incorporated by reference into the Registration Statement on Form S-8 of Response Biomedical Corp. (Registration No. 333-126275).

SUBMITTED HEREWITH

Exhibits

99.1	Supply Agreement between Creation Technologies LP (“Creation”) and Response Biomedical Corp. dated August 19, 2005

99.2	Lease agreement between an affiliate of Alexandria Real Estate Equities (“Alexandria”) and Response Biomedical Corp. commencing May 17, 2007

99.3	License agreement between Roche Diagnostics GmB and Response Biomedical Corp. dated July 26, 2005

99.4	Stock option plan approved by the shareholders of our Company on June 21, 2005 and approved as amended on June 22, 2006 and on June 14, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Response Biomedical Corp.
(Registrant)

Date: April 1, 2008	By:	/s/ Robert Pilz

Robert Pilz
	Title:	Chief Financial Officer